VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, N.E. Washington, D.C. 20549 Attn: Heather Clark and Claire Erlanger	New York 3 World Trade Center 175 Greenwich Street New York, NY 10007 Pamela Marcogliese T +1 (212) 277-4000 T +1 (212) 277-4016 (direct) E pamela.marcogliese@freshfields.com freshfields.us

November 22, 2024	Doc ID - US-LEGAL-13157989/3 Our Ref - 174909-0002 PLM

RE:	Sonoco Products Company

Form 10-K for the Year Ended December 31, 2023

Form 10-Q for the Quarter Ended June 30, 2024

File No. 001-11261

Dear Ms. Clark and Ms. Erlanger:

On behalf of Sonoco Products Company (the “Company”), we submit this letter in response to comments from the Staff of the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 18, 2024, issued in response to the Company’s letter dated November 14, 2024 in response to the Staff’s initial comment letter dated October 15, 2024, all relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024. In this letter, we have recited the comment from the Staff in italicized type and have followed each comment with the Company’s response.

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Form 10-Q for the Quarter Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reportable Segments

Consumer Packaging, page 51

1.	We note your response to prior comment 4. Please revise future filings to disclose reasons why the metric “productivity” or “productivity savings” is useful to investors, how managements uses the metric, and any assumptions underlying the metric or its calculation. See guidance in the SEC’s Release No. 33-10751 Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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The Company acknowledges the Staff’s comment and advises the Staff that it will follow the guidance in the SEC’s Release no. 33-10751, Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations, and will revise its future filings, beginning with its Annual Report on Form 10-K for the year ending December 31, 2024, to disclose reasons why the metric “productivity” or “productivity savings” is useful to investors, how management uses the metric, and any assumptions underlying the metric or its calculation.

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We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 277-4016 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

Pamela Marcogliese

cc:	R. Howard Coker, President and Chief Executive Officer, Sonoco Products Company

Robert R. Dillard, Chief Financial Officer, Sonoco Products Company

Aditya Gandhi, Vice President and Chief Accounting Officer, Sonoco Products Company

John M. Florence, Jr., General Counsel, Secretary, Vice President and General Manager Converted Products North America, Sonoco Products Company